

June 28, 2011

Via Email
Kamal Mandan
Chief Financial Officer
Cadista Holdings Inc.
207 Kiley Drive
Salisbury, Maryland 21801

    Re: **Cadista Holdings Inc.**
            Registration Statement on Form 10-12(G)
            Filed June 1, 2011
            File No. 000-54421

Dear Mr. Mandan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-12(G)

Cautionary Note Regarding Forward-Looking Statements, page 3

1. We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure to clarify that the safe harbor does not apply to any forward-looking statements contained in the prospectus.

Item 1. Business, page 5

2. We note that your parent company, Jubilant Life Sciences Ltd., has released a press release (available on its website at http://www.jubl.com/mycgi/jubl-com/mediacenter.pl?id=226) which discloses that it has received FDA approval for Donepezil Hydrochloride Tablets, a generic equivalent of Aricept. The press release also indicates that your company's operating subsidiary, Jubilant Cadista

Pharmaceuticals Inc., will market Donepezil. Please revise your prospectus accordingly to reflect the disclosure of this information.

Raw Materials and Suppliers, page 12

3. We note your disclosure that, with one exception, you have not entered into a long-term supply agreement with third-parties in relation to the API for certain of your products. Please identify the third party supplier with which you have entered into a long-term supply agreement and the products for which API is provided under the agreement. In addition, please file this agreement as exhibit or provide an analysis as to why this agreement is not required to be filed.

Sales and Marketing, page 13

4. We note that you have entered into a long-term supply contract with one customer in relation to two of your products. Please identify this customer and the two products at issue. In addition, file the underlying supply agreement as an exhibit or provide an analysis as to why this agreement is not required to be filed.

Development and Manufacturing Services, page 13

5. Please identify the large pharmaceutical company with which you have entered an agreement to provide services to make scale up, registration batches and validation batches for a designated product. In addition, please file this agreement as an exhibit or provide an analysis as to why this agreement is not required to be filed.

Government Regulation, page 15

6. Please revise your disclosure in this section to discuss the extent to which you are regulated by the DEA and how such regulation impacts the development of your products and your overall business.

Environmental Laws, page 17

7. Please identify the amount of environmental insurance you have obtained.

Item 1A. Risk Factors, page 18

8. We note your disclosure at page 38, that your failure to obtain an extension of the term of your credit facility or a replacement credit facility could result in the reduction of your operations. Please include a separate risk factor addressing risks relating to your existing credit facility. In this regard, please also include a specific discussion of your ability to comply with the covenants under your credit agreement and the potential risks you may face in the event of non-compliance as highlighted on page 41 and 42 of your prospectus.

<u>"We depend upon on our key personnel, the loss of whom could adversely affect…," page 25</u>

9. To the extent you have experienced problems attracting and retaining highly qualified personnel in the recent past, please revise to describe these problems.

<u>"We may be exposed to product liability claims that could cause us to incur significant costs…," page 26</u>

10. Please describe the limitations of your product liability insurance coverage on both a per occurrence and aggregate basis.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Revenues, page 35</u>

11. Please disclose a breakdown of net sales by product for each period presented. Revise your explanation of the change in net revenues to address the factors underlying revenue changes for individual generic drug products, particularly the impact of price declines on existing products due to increased competition. Discuss the reasonably likely impact of this competition on the price margins for your existing products that is expected to occur in future periods.

<u>Cost of Revenues, page 35</u>

12. Please describe and quantify the manufacturing efficiencies and other factors that caused your cost of revenues to decrease from 76% as a percentage of net revenues in fiscal 2010 to 65% in fiscal 2011.

<u>Critical Accounting Policies</u>

<u>Revenue Recognition and Provision for Sales Returns and Allowances, page 44</u>

13. You refer to revenue arrangements with multiple deliverables and receipt of upfront and milestone payments. Please describe and quantify the key terms of these arrangements, including performance, cancelation, termination and refund provisions, as required by ASC 605-25-50-1b.

14. Please provide roll forwards of the deductions from revenue that quantify your provisions for charge-backs, cash discounts, rebates, and sales returns and other adjustments to these accounts and reconcile between gross and net revenue for each period presented.

Research and Development, page 47

15. Please describe and quantify the key terms of your third-party collaborations and how these collaborations have specifically impacted your R&D expense and/or contributed to the year over year decrease of 63%.

Quantitative and Qualitative Disclosure about Market Risk, page 49

16. Please tell us how you computed the $0.6 million impact of a one percentage point increase in LIBOR on your interest expense for borrowings under your bank credit facility.

Item 5. Directors and Executive Officers, page 51

17. On an individual director basis, please provide disclosure that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that each particular individual should serve as a director of the company pursuant to Item 401(e) of Regulation S-K

Item 6. Executive Compensation, page 53

18. We note your disclosure that base salaries for your named executive officers were determined based on competitive market compensation paid by comparable companies. As it appears that you have benchmarked the base salaries of your named executive officers, please revise your disclosure to identify the benchmark and the specific companies included within the comparison group as required under Item 402(b)(2)(xiv) of Regulation S-K.

19. We note that the bonuses to be paid to your named executive officers under the 2011 Bonus Plan and CEO performance bonus were based on various corporate and individual performance objectives. Please revise your compensation discussion and analysis disclosure to include the following information with respect to the bonuses to be granted to your NEOs in 2011:

- The respective weighting assigned to each performance objective;
- The numerical performance targets for each corporate performance objective; and
- For performance objectives based on non-numerical targets, an explanation of how the targeted level of performance may be achieved.

In addition, please confirm that you will update your compensation discussion and analysis to disclose the actual level of performance relative to each performance objective and revise your summary compensation table to reflect the actual awards granted to your each NEO once bonuses under the 2011 Bonus Plan and CEO performance bonus have been determined.

Summary Compensation Table and Discussion of Employment and Incentive Arrangements, page 55

20. We note that Mr. Barney received a $25,000 bonus in 2011. Please revise your compensation discussion and analysis to discuss the basis for this bonus.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 59

Supply Arrangements, page 60

21. Please revise your prospectus to discuss applicable termination provisions for your 2005 Supply Agreement with Jubilant.

Consolidated Financial Statements

5. Accounts Receivable, page F-14

22. Please explain your basis for concluding that the $58,000 allowance for doubtful accounts was adequate, given the increase in accounts receivable during fiscal 2011 from $6.5 million to $10.3 million and the 47% increase in sales during fiscal 2011. Given the significant impact that receivables have on your liquidity, please revise your disclosure to explain the reasons for these changes and any variances in the corresponding turnover ratios, how you determined that your allowance for doubtful accounts was adequate, as well as the reasons for the significant increase in write offs during fiscal 2011.

6. Inventories, page F-15

23. You disclose that raw materials were written down (back) by ($7) in 2010. However, on page F-9, you state that inventory is not marked up based on changes in underlying facts and circumstances. Please explain this inconsistency in your policy and accounting for inventory reserves and how your accounting complies with SAB Topic 5:BB.

20. Commitments and Contingencies, page F-23

24. You disclose that "management does not expect any significant liability." Please disclose whether you expect the impact of litigation contingencies on your future financial position, results of operations or cash flows to be material. If so, disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with ASC 450-20-50-4.

21. Related Parties, page F-24

25. Please revise to describe and quantify the significant terms of your contractual arrangements with Jubilant Organosys Ltd. and affiliated companies, such as the 2008 Master Product Development Cooperation Agreement, including the related Project

Task Orders under this agreement, and the 2011 Toll Manufacturing Conversion Agreement. Also, quantify the dollar amounts of transactions for each of the periods for which income statements are presented**.**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at (202) 551-3660 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: John P. Reilly, Esq.
        Michael R. Epps, Esq.
        LeClair Ryan